UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Materialise NV

(Name of Issuer)

Ordinary Shares, no nominal value per share

(Title of Class of Securities)

57667T100

(CUSIP Number)

Wilfried Vancraen

Technologielaan 15

3001 Leuven

Belgium

+32 (16) 39 66 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

June 30, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 57667T100

1.	NAME OF REPORTING PERSONS Wilfried Vancraen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 5,733,264
	8.	SHARED VOTING POWER 27,272,700
	9.	SOLE DISPOSITIVE POWER 5,733,264
	10.	SHARED DISPOSITIVE POWER 27,272,700
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,005,964
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 57667T100

1.	NAME OF REPORTING PERSONS Hilde Ingelaere
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 276,000
	8.	SHARED VOTING POWER 32,929,679
	9.	SOLE DISPOSITIVE POWER 276,000
	10.	SHARED DISPOSITIVE POWER 32,929,679
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,005,964
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 57667T100

NAME OF REPORTING PERSONS Ailanthus NV

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS OO
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 13,428,688
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,428,688
	10.	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,428,688
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
TYPE OF REPORTING PERSON OO

CUSIP No. 57667T100

NAME OF REPORTING PERSONS Idem
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
SEC USE ONLY

SOURCE OF FUNDS OO
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 14,021,612
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,021,612
	10.	SHARED DISPOSITIVE POWER 0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,021,612
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
TYPE OF REPORTING PERSON PN

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the ordinary shares, no nominal value per share (the “Shares”), of Materialise NV, a limited liability company (naamloze vennootschap) organized and existing under the laws of the Kingdom of Belgium (the “Issuer”). The principal executive offices of the Issuer are located at Technologielaan 15, 3001 Leuven, Belgium.

ITEM 2.	IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by (i) Wilfried Vancraen, (ii) Hilde Ingelaere, (iii) Ailanthus NV and (iv) Idem. Wilfried Vancraen, Hilde Ingelaere, Ailanthus NV and Idem are referred to herein collectively as the “Reporting Persons.” The principal business address of each Reporting Person is Technologielaan 15, 3001 Leuven, Belgium.

Wilfried Vancraen serves as Chief Executive Officer of the Issuer and is a Belgian citizen.

Hilde Ingelaere serves as Executive Vice President and as representative of Ailanthus NV, as director, of the Issuer and is a Belgian citizen.

Ailanthus NV is a limited liability company (naamloze vennootschap) organized and existing under the laws of Belgium that is owned and controlled by Mr. Vancraen and Ms. Ingelaere and serves as a director, represented by Hilde Ingelaere, of the Issuer.

Idem is a civil partnership (burgerlijke maatschap /société civile de droit commun) organized and existing under the laws of Belgium that is controlled and managed by Mr. Vancraen and Ms. Ingelaere.

Each of the Reporting Persons has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information included in response to Item 4 is specifically incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

In connection with the Issuer’s initial public offering of American Depositary Shares, each representing one Share, pursuant to a Registration Statement on Form F-1 filed with the Securities and Exchange Commission, the Issuer completed a 4-for-1 stock split and conversion of all of its Class A ordinary shares, Class B ordinary shares and Class C ordinary shares into an aggregate of 39,072,056 Shares.

The receipt of Shares by the Reporting Persons in connection with such stock split and conversion occurred upon the closing of the Issuer’s initial public offering on June 30, 2014 and without any contributions by the Reporting Persons of any new capital into the Issuer.

Other than as described in this Item 4 or Item 6, none of the Reporting Persons have any plan or proposal relating to or that would result in:

(a)	the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j)	any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Wilfried Vancraen	5,733,264	5,733,264	27,272,700	5,733,264	27,272,700	33,005,964	70.1%
Hilde Ingelaere	276,000	276,000	32,929,679	276,000	32,929,679	33,005,964	70.1%
Ailanthus NV(2)	13,428,688	13,428,688	—	13,428,688	—	13,428,688	28.5%
Idem(3)	14,021,612	14,021,612	—	14,021,612	—	14,021,612	29.8%

(1)	The percentage is calculated based upon 47,072,056 Shares outstanding, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 26, 2014, and as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.
(2)	Ailanthus NV is owned and controlled by Mr. Vancraen and Ms. Ingelaere, who may be deemed to share voting power and dispositive power over these shares.
(3)	Idem is controlled and managed by Mr. Vancraen and Ms. Ingelaere, who may be deemed to share voting power and dispositive power over these shares.

(c) The information provided in Item 4 is hereby incorporated by reference. In connection with the Issuer’s initial public offering and the exercise in full of the underwriters’ over-allotment option, Mr. Vancraen sold 453,600 Shares to the underwriters on July 7, 2014 at the initial public offering price of $12.00 per Share, less an underwriting discount of $0.84 per Share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in response to Item 5 is specifically incorporated herein by reference.

The Issuer’s articles of association provide that, as long as Mr. Vancraen, the Issuer’s Chief Executive Officer, Hilde Ingelaere, an Executive Vice President of the Issuer who is also Mr. Vancraen’s spouse, and their three children, Linde, Sander and Jeroen Vancraen (collectively, the “Family Shareholders”), control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to Shares, a majority of the Issuer’s directors must be appointed by the Issuer’s shareholders from a list of candidates proposed by the Family Shareholders.

Pursuant to the Issuer’s 2013 Warrant Plan, 1,500 warrants were issued and granted to Mr. Vancraen and 1,500 warrants were issued and granted to Ms. Ingelaere, which warrants are exercisable for 6,000 Shares and 6,000 Shares, respectively, at €2.14 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2023. Pursuant to the Issuer’s 2014 Warrant Plan, 18,180 warrants were issued to Mr. Vancraen and 18,180 warrants were issued to Ailanthus NV, which warrants are exercisable for 18,180 Shares and 18,180 Shares, respectively, at €8.81 per share, vest 25% on a yearly basis beginning in October 2018 and expire in 2024.

Mr. Vancraen, Ms. Ingelaere and Ailanthus NV, along with all of the Issuer’s directors, senior management, key employees and certain other shareholders of the Issuer, have agreed with the underwriters for the Issuer’s initial public offering, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Shares or securities convertible into, exercisable or exchangeable for or that represent the right to receive Shares for a period ending 180 days after June 30, 2014, except with the prior written consent of Piper Jaffray & Co. and Credit Suisse Securities (USA) LLC.

In addition, Mr. Vancraen has informally agreed, subject to certain conditions, to buy 11,250 Shares from certain other shareholders of the Issuer at the initial public offering price, less the underwriting discount, after the completion of the distribution of the American Depositary Shares in the initial public offering.

The foregoing descriptions of the terms of the Articles of Association, warrants and the Lock-up Agreements are intended as summaries only and are qualified in their entirety by reference to the Articles of Association, 2013 Warrant Plan, 2014 Warrant Plan and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	INFORMATION TO BE FILED AS EXHIBITS

Exhibit 1	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 194982), filed with the SEC on June 23, 2014)

Exhibit 2

Articles of Association (English translation) (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-8 (Registration No. 333-197236), filed with the SEC on July 3, 2014)

Exhibit 3

2013 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 194982), filed with the SEC on April 2, 2014)

Exhibit 4	2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333-194982), filed with the SEC on June 12, 2014)

Exhibit 5	Form of Warrant Agreement under 2014 Warrant Plan (English translation) (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-8 (Registration No. 333-197236), filed with the SEC on July 3, 2014)

Exhibit 6	Joint Filing Agreement

Exhibit 7	Power of Attorney of Wilfried Vancraen

Exhibit 8	Power of Attorney of Hilde Ingelaere

Exhibit 9	Power of Attorney of Ailanthus NV

Exhibit 10	Power of Attorney of Idem

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

WILFRIED VANCRAEN

By:	/s/ Nari Na, as attorney-in-fact

HILDE INGELAERE

By:	/s/ Nari Na, as attorney-in-fact

AILANTHUS NV

By:	/s/ Nari Na, as attorney-in-fact

IDEM

By:	/s/ Nari Na, as attorney-in-fact